Mail Stop 6010

      December 16, 2005

Mr. Marijn E. Dekkers
President and Chief Executive Officer
Thermo Electron Corporation
81 Wyman Street
P.O. Box 9046
Waltham, MA 02454-9046

      Re:	Thermo Electron Corporation
Form 10-K for the Year Ended December 31, 2004
Forms 10-Q for the Quarters Ended March 31, 2005, June 30, 2005 and
September 30, 2005
		File No. 001-08002

Dear Mr. Dekkers:

      We have reviewed your filing and have the following comments.
We have limited our review to matters related to the issues raised in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Consolidated Balance Sheets, page F-5

1. We note that you had outstanding other accrued expenses of
$178.9
million and $171.2 million as of December 31, 2004 and December
31,
2003. We further note that this balance has increased to $206.9 million as of October 1, 2005. Please tell us and revise future filings to disclose separately, either on the face of the balance sheet or in the footnotes to the financial statements, any item in excess of 5 percent of total current liabilities. Refer to Rule 5-
02.20 of Regulation S-X. We note your reference to Note 2 - Acquisitions and Dispositions; however, the liability components discussed there do not appear to be a significant component of the other accrued expenses.

Notes to Consolidated Financial Statements

Note 14. Supplemental Cash Flow Information, page F-45

2. We note that you sold Spectra-Physics to Newport Corporation (Newport) for $275 million which included $175 million in cash, $50 million in Newport stock and a $50 million note receivable from Newport. Revise your supplemental cash flow information note in future filings to disclose the non-cash portions of the sale transaction with Newport. Refer to paragraph 32 of SFAS 131.

Form 10-Q for the Quarter Ended July 2, 2005

Notes to Condensed Consolidated Financial Statements

Note 2. Acquisitions, page 8

3. We note that you recorded $444 million, or 53%, of the purchase price of Kendro to goodwill. Please tell us and revise future filings to clearly state to investors why you paid such a significant premium for the Kendro business in accordance with paragraph 51(b) of
SFAS 141.


Form 10-Q as of October 1, 2005

Note 3 - Business Segment Information, page 12

4. We note your disclosure in the Form 8-K dated October 26, 2005 that you include the non-GAAP measures because you believe it helps investors to better understand your core operating results and future
prospects "consistent with how management measures and forecasts the
company`s performance."  We further note that the segment
disclosures
in Note 3 of the October 1, 2005 Form 10-Q and of the December 31, 2004 Form 10-K discloses total operating income for the segments. However, the non-GAAP adjusted operating income is not included in the segment disclosures. In light of your disclosure in the Form 8-
K, please tell us why you believe the measure of segment profit
(loss) in your October 1, 2005 Form 10-Q and your December 31,
2005
Form 10-K complies with paragraphs 29 and 30 of SFAS 131.

Form 8-K Filed October 26, 2005

5. We note that you present your non-GAAP measures in the form of statements of operations. That format may be confusing to investors as it reflects several separate non-GAAP measures, including non-GAAP cost of revenues, non-GAAP amortization expenses, non-GAAP restructuring expenses, non-GAAP costs and operating expenses, non-
GAAP operating income, non-GAAP other income, non-GAAP income before taxes, non-GAAP income tax expense and non-GAAP net income, which all have not been identified or described to investors. In fact, it appears that management does not use all of these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation
S-K and FAQ 8 Regarding the Use of Non-GAAP Financial Measures dated
June 13, 2003 for each non-GAAP measure presented. Specifically, you should provide a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure and explain why you believe each measure provides useful information to investors.
* To eliminate investor confusion, please remove the non-GAAP statements of operations format from future filings and only disclose those non-GAAP measures used by management with the appropriate reconciliations, as you have provided in your segment data table.
* Otherwise, confirm that you will revise your Forms 8-K in future periods to provide all the disclosures required by Item 10(e)(1)(i)
of Regulation S-K for each non-GAAP measure presented in the statement, and provide us with a sample of your proposed disclosure.
We may have further comment.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Tom Dyer, Staff Accountant, at (202) 551-3641 or me at (202) 551-3643 if you have questions. In this regard, do not hesitate to call Michele Gohlke, Branch Chief, at (202) 551-3327.

      Sincerely,


      Kevin Vaughn
      Reviewing Accountant
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Mr. Marijn E. Dekkers
Thermo Electron Corporation
December 16, 2005
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